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                           NEUBERGER & BERMAN EQUITY ASSETS
                               ADMINISTRATION AGREEMENT

                                     SCHEDULE B


              Compensation pursuant to Paragraph 3 of the Neuberger & Berman

     Equity Assets Administration Agreement shall be 0.40% per annum of average daily net assets of each Series.
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